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                                                          Filed by Expedia, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                                under the Securities Act of 1933
                                                  Subject Company: Expedia, Inc.
                                                   Commission File No. 000-27429


This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the pending acquisition of a controlling interest in Expedia, Inc. ("Expedia") by USA Networks, Inc. ("USA"). Forward-looking statements may be identified by, among other things, the words "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including final adjustments made in closing the quarter and those identified in the Company's filings with the SEC. We have based all of our forward-looking statements on information available to us as of December 17, 2001, and we are not obligated to update any of these forward-looking statements.


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Email message from Richard Barton, President and Chief Executive Officer of
Expedia, Inc. to the employees of Expedia, Inc.:

Many of you have probably seen the news this morning that USA Networks has announced a deal to sell it's entertainment assets to it's largest shareholder and giant global media company, Vivendi Universal. We're getting up to speed on the details of the deal now, but the interactive commerce businesses of USA will be renamed USA Interactive and will include Home Shopping Network and HSN.com, Ticketmaster, Citysearch, Match.com, Evite.com, Precision Response, and HRN.



Because this deal was announced right before we were to close our deal with USA, we're not going to vote on that deal today as intended, due to SEC regulations. Our board intends to deliver updated deal documentation to all Expedia shareholders, as and when appropriate, in anticipation of a future shareholder vote on the USA and Expedia deal. I know this will cause an operational issue or two, but please give our Human Resources, Legal, and Finance teams a bit of space on this, because it's a real operational pain for them. They and I will keep you informed on the process. Meanwhile keep on driving D2P and make sure everything is in place for the January travelplanning season. Oh yes, and have a great holiday.

Rich